Exhibit 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this "Agreement") is made and entered into as of April 17, 2015 (the “Execution Date”) by and between AirCanopy Internet Services, Inc., a Texas corporation (“Purchaser”) and Internet America, Inc., a Texas corporation (the “Company”).

WHEREAS, Purchaser desires to acquire all of the Company’s wireless and other internet service assets required for operating the Company’s wireless broadband and internet service business as well as certain real property, in exchange for cash, whereby Purchaser shall immediately thereafter have control of such assets; and

WHEREAS, the Company desires to sell all of its wireless assets and certain real property required for operating the wireless broadband internet business to Purchaser; and

WHEREAS, William E. (Billy) Ladin, Jr. is a shareholder and Chief Executive Officer of the Company (“Ladin”); and

WHEREAS, Randy Frapart is Chief Financial Officer of the Company (“Frapart”); and

WHEREAS, Raymond L. Horn is Chief Operations Officer of the Company (“Horn”); and

WHEREAS, in light of Ladin, Frapart and Horn’s positions with the Company, the term “Knowledge of the Company” or the “Company’s Knowledge” as used herein shall refer to the actual knowledge of Ladin, Frapart and Horn after reasonable inquiry;

NOW THEREFORE, the parties hereto mutually covenant and agree as follows:

1.	The Assets

1.1	Transfer of Assets; Exclusion of Certain Liabilities.

(a)          The Company agrees to transfer to Purchaser, and Purchaser agrees to acquire from the Company at the Effective Time, all of the Company’s right, title and interest in, to and under the following assets (the “Assets”) used in the operation of the Company’s wireless broadband services (“Wireless Services”) and the Company’s other internet services (“Web Services” and, together with the Wireless Services the “Asset Services”):

(i)	All of the Company’s right to receive payment and obligation to provide Asset Services to Subscribers (the “Subscriber Service Rights”), including those Subscribers identified by number and type of Asset Service as listed on Schedule 1.1(a)(i);

(ii)	All of the Company’s right, title and interest to the towers which are leased or owned by the Company and utilized to provide Asset Services (such tower leases, the “Tower Leases” and, together with the Company’s right, title and interest to the towers leased or owned by the Company, the “Tower Rights”), including those listed on Schedule 1.1(a)(ii);

(iii)	All of the Company’s equipment attached to the Towers and any equipment necessary to provide Asset Services, all furniture and fixtures owned by the Company related to the Company’s office lease in Pryor, Oklahoma, and all computers and laptops, and to the extent owned, software utilized by Company field technicians (the “Equipment”), including the equipment listed on Schedule 1.1(a)(iii);

(iv)	All of the Company’s right, title and interest to the vehicles owned by the Company and utilized to provide Asset Services (the “Vehicles”), and all of the Company’s right, title and interest to the vehicles leased by the Company and utilized to provide Asset Services (the “Assumed Vehicle Leases”) including all deposits and prepaid items related to the Assumed Vehicle Leases; including the Vehicles and Assumed Vehicle Leases listed on Schedule 1.1(a)(iv);

(v)	The Company’s (A) intellectual property (including approximately 150,000 IP addresses) used in providing Asset Services, (B) state and federal licenses and permits for operating spectrum and transmitting from towers, including Licenses (defined in Section 3.18) as set forth on Schedule 3.18(a), and (C) including the intellectual property listed on Schedule 1.1(a)(v) and (the “IP Assets”);

(vi)	All subscription receivables and accounts receivable of the Company for Asset Services which are not collected by the Company on or prior to the Effective Time and which are not more than 60 days past due including those listed on Schedule 1.1(a)(vi) unless they are paid to the Company on or prior to the Effective Time (the “Subscriber A/R”);

(vii)	Prepayments in the amount of $60,000 representing Subscriber credit card autopay accounts (“Prepaids”);

(viii)	If the Closing Date occurs after the Effective Time (for example, the Closing Date is June 12 and the Effective Time is June 1), then the Assets shall include all subscriber payments received by, or on behalf of the Company for Asset Services from the Effective Time to the Closing Date (“Subscriber Revenue”); and

(ix)	The real property set forth on Schedule 1.1(a)(viii) located in Victoria County, Texas (the “Real Property”), together with all of the Company’s right, title and interest, if any, in and to the following: (A) all easements, licenses, leases, rights of way, alleys, all reversions, remainders owned by the Company or hereafter acquired belonging or inuring to the benefit of the Real Property; (B) all leases and licenses for use and occupancy of the Real Property (the “Leases”); (C) all improvements on the Real Property, including all buildings and towers; (D) all equipment, furniture, fixtures, owned by the Company; (E) all minerals and mineral rights; and (F) all water and water rights.

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(b)          The Assets will be delivered free and clear of all of the Company’s liabilities of any and every kind and description, except as set forth on Schedule 1.1(b) herein (consisting of the Subscriber Service Rights, all Tower Leases (subject to proper assignment to Purchaser), Assumed Vehicle Leases, deferred revenue, accrued unpaid vacation and sick leave pay of Transferred Employees (defined in Section 11.1), the Purchaser’s prorated portion of the personal property taxes, the Company’s office lease in Houston, Texas, the Company’s office lease in Pryor, Oklahoma, and certain of the Company’s data center leases and telecom circuit contracts as agreed to by the Purchaser (collectively the “Assumed Liabilities”)). Subject to the limitation set forth in this Agreement, Purchaser assumes and agrees to pay all of the Assumed Liabilities as of the Effective Time. Other than the Assumed Liabilities, Purchaser shall not assume or agree to pay any other liability incurred by the Company prior to the Effective Time which is the responsibility of the Company. For avoidance of doubt, the Company shall remain liable for any and all payments, debts and obligations due and owing to UpperSpace Corporation.

(c)          Nothing contained herein to the contrary shall, or shall be deemed to, transfer any of the following assets to Purchaser, and the Company hereby retains all right, title and interest to, in and under the following assets (collectively, the “Excluded Assets”): (i) the Company’s rights under this Agreement and any documents referred to or delivered in connection with this Agreement; (ii) cash (other than the Prepaids and Subscriber Revenue); (iii) accounts receivable aged in excess of 60 days (the “Retained A/R”); (iv) approximately 50,000 IP addresses, as designated by the Company and set forth on Schedule 1.1(c); (v) the Company’s name and all of its trademarks; (vi) all furniture and fixtures not included in the specific Assets, including those utilized by the Company’s Houston, Texas office; (vii) all office supplies not included in the specific Assets; (viii) all software, laptops and desktops not included in the specific Assets, including those utilized by the Company’s Houston, Texas office; (ix) all net operating loss carryforwards and deferred tax assets; (x) the Company entity including all equity accounts; (xi) all inventory on hand not included in the specific Assets; and (xiii) such other tangible personal property or other assets listed on Schedule 1.1(c).

(d)          Complete access to all Subscriber billing information relating to the Assets shall be delivered to Purchaser within two (2) business days after the Closing.

1.2           Nonassignable Assets. In the case of any Assets constituting a Subscriber Service Right, Tower Right or Assumed Liability (the “Assumed Contracts” that are not by their terms assignable or that require the consent of a third party in connection with the transfer by the Company (and for which the third party consent has not been obtained), such Assumed Contracts will be deemed not to have been the subject of the transfer as of the Closing Date. If the consent of any third party is not obtained prior to the Closing Date and the Closing occurs notwithstanding the failure to obtain such consent, the Company will use its commercially reasonable best efforts to deliver the remaining consents following the Closing Date, and will assist Purchaser in such manner as may reasonably be requested by Purchaser for the purpose of obtaining such consent promptly. During such period in which the applicable Assumed Contract is not capable of being assigned to Purchaser due to the failure to obtain any required consent, the Company will make such arrangements as may be reasonably necessary, and to the extent permissible, to enable Purchaser to receive all the economic benefits under such Assumed Contract accruing on and after the Closing Date (including, to the extent permissible and requested by the Purchaser, through a sub-contracting, sub-licensing, sub-participation or sub-leasing arrangement, or an arrangement under which the Company would enforce such Assumed Contract for the benefit of Purchaser, with Purchaser, to the extent permissible, assuming the Company’s executory obligations and any and all rights of the Company against the other party thereto). If the approval of the other party to such Assumed Contract is obtained after the Closing Date, such approval will, as between the Company and Purchaser, constitute a confirmation (automatically and without further action of the parties, subject to prior review of and acceptance of the Assumed Contract by the Purchaser) that such Assumed Contract is assigned to Purchaser as of the Closing Date, and (automatically and without further action of the parties, subject to prior review of and acceptance of the Assumed Contract by the Purchaser) that the liabilities with respect to such Assumed Contract are, subject to the terms of this Agreement, assumed as of the Closing Date.

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1.3           No Assumption of Liabilities. Except for the Assumed Liabilities set forth on Schedule 1.1(b), Purchaser shall not be deemed to have assumed any liability, debt, obligation, or responsibility of the Company, whether fixed or contingent, whether known or unknown. All of the foregoing liabilities, debts, obligations, and responsibilities of the Company referred to in the preceding sentence shall be retained by the Company, which shall remain solely responsible therefore (the “Retained Liabilities”). As of the Closing Date, Purchaser shall assume and be solely responsible for the Assumed Liabilities as set forth above.

1.4           Condition of Assets. OTHER THAN SPECIFIC WARRANTIES CONTAINED HEREIN, SELLER MAKES NO OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE TANGIBLE ASSETS AND SELLER EXPRESSLY DISCLAIMS ANY IMPLIED WARRANTIES, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY AND/OR FITNESS FOR A PARTICULAR PURPOSE.

2.	The Purchase

2.1           Purchase Price. In exchange for the Assets, Purchaser agrees to pay the Company on the Closing Date the purchase price of $13,500,000, payable in cash (subject to the Escrow Deposit described in Section 2.4). The purchase price may be adjusted in accordance with Sections 2.2 – 2.4 and 3.14. The $13,500,000, less any adjustments, shall be referred to herein as the “Purchase Price.” Under no circumstances will the Purchase Price be increased.

2.2           Adjustment to Purchase Price.

(a)          The Purchase Price is based on the Company’s representation that its monthly Internet Service Revenue (as defined below) is at least $660,000 per month. If, within 90 days after the Closing, Purchaser learns that the monthly Internet Service Revenue at the Effective Time is less than $660,000, the Purchase Price shall be decreased by an amount equal to: multiplying the dollar amount less than $660,000 by 1.7 annualized for twelve months (for example, if the monthly Internet Service Revenue is $655,000, the Purchase Price will be reduced by $102,000 ($5,000 x 12 x 1.7) For the avoidance of doubt and by way of example, the calculation of Internet Service Revenue for the time period of March 1, 2015 through March 31, 2015 shall be equal to $675,059.54 based on Schedule 2.2(a) attached hereto.

(b)          Adjustments may be made within 90 days after the Closing for outstanding liabilities (except as set forth in Schedule 1.1(b)), claims or encumbrances, any recurring expenses that have not been disclosed on Schedule 2.2(b), for the reasonable third party out-of-pocket cost of getting spectrum use into FCC compliance, and for any permits, contracts or leases for towers and other sites used to service Subscribers that are either missing, nonassignable, or nonenforceable. If Subscriber A/R, Prepaids and Subscriber Revenue have been collected by the Company and have not been remitted pursuant to Section 6.11, Purchaser may adjust the Escrow Deposit equal to the amounts collected but not remitted. Adjustments may be made for fees associated with the transfer or assignment of the Tower Rights.

(c)           “Internet Service Revenue” is defined for the purpose of this Agreement to mean the aggregate monthly service charges (less any taxes and fees remitted to third party governmental entities) of all recurring broadband services provided to and billed to each Subscriber for Wireless, Voip, E-mail Antivirus/Spam, modem rental, router rental, service protection plans and any other Web Services. In the case of annual, semiannual, quarterly or other consolidated periods employed with respect to services provided to certain Subscribers, the monthly service charges will equal the most recently billed period dollar amount divided by the respective number of months in such period to provide an equivalent monthly rate.

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(d)          A “Subscriber” means each account to whom the Company is providing Asset Services, and (i) who is currently active and has not notified or attempted to notify the Company of an intent to cancel service, (ii) who is paying in cash the full historic retail rate charged by the Company and not receiving credit for Trade (“Trade” shall be defined as Tower Rights or the provision of other services), (iii) who is no more than thirty (30) days past due, (iv) who is receiving Asset Services directly or indirectly from a Tower Right assumed by Purchaser and evidenced by a valid and binding written assignment or consent of the landlord, and (v) for whom the Company has provided Purchaser accurate, current and complete billing and provisioning information. A new Subscriber (that is, a Subscriber that has connected between March 1, 2015 and the Closing Date) shall also have paid the installation charges the Company normally charges new Subscribers and at least one month’s service fee.

(e)          If the parties close the Agreement pursuant to Section 7.4, the Company remains responsible for delivering written assignments or consents to assignment to the remaining Tower Rights not delivered at Closing. For avoidance of doubt, if the Company is unable to deliver an assignment or consents to assignment of Tower Rights within eighty (80) days after the Closing Date, the subscribers on those Tower Rights shall not be included in the definition of Subscriber as defined in Section 2.2(e), and therefore, are not included in the definition of “Internet Service Revenue”. The result of the exclusion of such subscribers on non-assigned Tower Rights from such definitions may result in a Purchase Price adjustment pursuant to Section 2.2(a).

2.3	[INTENTIONALLY OMITTED]

2.4	Method of Adjustment of Purchase Price; Escrow.

(a)          Purchaser shall place $700,000 of the Purchase Price (the “Escrow Deposit”) into a separate bank account (the "Escrow Deposit Account") of Ewing & Jones, PLLC, the Company’s legal counsel (the “Escrow Agent”) pursuant to a mutually agreed upon escrow agreement (the “Escrow Agreement”), for a period of 90 days after the Closing Date (the “Escrow Deposit Closing Date”), or such longer period of time, not to exceed 75 days after the Escrow Deposit Closing Date, to allow the parties to determine if modifications in the Purchase Price need to be made in accordance with Sections 2.2, 2.4 and/or 3.14(i). Any fees due to the Escrow Agent shall be paid by the Company.

(b)          At least ten (10) days prior to the Escrow Deposit Closing Date, Purchaser will notify the Company in writing (the “Reduction Notice”) if it believes that there is cause for a Purchase Price reduction. Any Reduction Notice will include a reasonably detailed calculation of the amount of the reduction. The Company will have thirty (30) days after receipt of a Reduction Notice to dispute in writing the amount of the reduction claimed in the Reduction Notice, such dispute notice must contain specific disputed amounts and calculations supporting such disputed amounts. If the parties are unable to resolve any dispute within thirty (30) days after the response from the Company regarding such Purchase Price reduction calculation, the parties shall promptly thereafter cause an independent accounting firm to be mutually agreed upon by Purchaser and the Company (such mutually agreed upon independent accounting firm, the “Independent Accountant”) to review this Agreement and the disputed items or amounts for the purpose of calculating the appropriate reduction in the Purchase Price, if any (it being understood that in making such calculation, the Independent Accountant shall be functioning as an expert and not as an arbitrator). In making such calculation, the Independent Accountant shall consider only those items or amounts in the Reduction Notice as to which Purchaser and the Company have disagreed. The Independent Accountant shall deliver to Purchaser and the Company, as promptly as practicable (but in any case no later than twenty (20) days from the date of engagement of the Independent Accountant), a report setting forth its calculation of the disputed items or amounts. Such report shall be final and binding upon Purchaser and the Company. The cost of such an Independent Accountant shall be borne equally by Purchaser and the Company (with the Company’s portion to be paid from the Escrow Deposit Account, unless the amount of the proposed Purchase Price adjustment exceeds the Escrow Deposit, then the Company shall directly pay the Independent Accountant).

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(c)          Except as otherwise set forth in this Agreement, upon mutual confirmation by the parties, Purchaser and the Company shall, by written notice to the Escrow Agent, cause the release of the funds in the Escrow Deposit Account to be transmitted to Purchaser and the Company in accordance with the final adjustments made in accordance with this Section 2.4 either (i) on or before the Escrow Deposit Closing Date if there is no pending claim for reduction to the Purchase Price; or (ii) within 5 days after any dispute is resolved.

(d)          If the amount of the adjustments to the Purchase Price exceeds the amount of the Escrow Deposit, the Company will promptly pay Purchaser the remaining amount not covered by the Escrow Deposit.

(e)          Ladin is hereby authorized to act as the Company’s representative (the “Company Representative”) with regard to all matters, actions, disputes, negotiations or otherwise related to the Escrow Deposit and the Escrow Agreement.

2.5           Transition. To facilitate the smooth transition of operations, Ladin agrees to be available from time to time, for no additional consideration, for a period of thirty (30) days following the Closing Date, but no more than forty (40) total hours during the first fifteen days and no more than twenty (20) total hours during the second fifteen days, to provide consultation to Purchaser’s engineering staff with regard to the integration of systems or otherwise as reasonably requested by Purchaser. Notwithstanding the foregoing, neither Ladin nor the Company shall be held liable if Ladin is physically or mentally unable to serve in such capacity during such 30-day period. If Ladin is unable to perform due to the previous sentence, then the Company will use commercially reasonable efforts to provide personnel to support the integration and transition upon terms agreeable between the individual providing services and the Purchaser. The parties agree to utilize commercially reasonable good faith efforts to enter into a mutually acceptable Transition Services Agreement which will entail Seller providing Buyer the use of some of its employees to provide transition services so long as Buyer reimburses Seller for all out-of-pocket costs and expenses incurred by Seller in connection therewith (the “Transition Agreement”), dated as of the Closing Date, which will be incorporated herein. Except as provided in the Transition Agreement, no additional payments will be required for the provision of such transition services.

3.            Representations, Warranties and Certain Agreements of the Company. The Company hereby represents and warrants to Purchaser as follows, each of which shall be true and correct as of the Execution Date, Closing Date and the Effective Time:

3.1           Organization, Good Standing, and Qualification. The Company has been duly organized, and validly exists in good standing, under the laws of the State of Texas and is duly qualified to do business in any other jurisdiction in which the conduct of its business or the ownership of its property makes such qualification necessary, except where a failure to qualify would not have a material adverse effect on the Company. Subject to receipt of FCC Approval, the Company has the power and authority to enter into and perform this Agreement, to own and operate its properties and to carry on its business as currently conducted and as proposed to be conducted, and the Company maintains all material licenses, certificates, and permits from governmental authorities necessary for the conduct of its business.

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3.2           Due Authorization. The execution and delivery of this Agreement has been duly authorized and approved by the directors of the Company, and this Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) the effect of rules of law governing the availability of equitable remedies, and (iii) the need for any prior approvals by governmental agencies, including the FCC.

3.3           Contracts and Commitments. Schedule 3.3 sets forth all of the material written contracts and commitments of the Company related to the Assets or the Asset Services other than the Subscriber Service Rights, the Tower Leases or other contracts or commitments set forth on Schedule 1.1(a) (collectively with the Subscriber Service Rights, the Tower Leases, and the other contracts set forth on Schedule 1.1(a) shall be referred to as the “Company Contracts”). Each of the Company Contracts is a valid and binding obligation of the Company, is enforceable in accordance with its terms against the Company and, to the Knowledge of the Company, against each other party thereto, is in full force and effect (in each case except as may be limited by (a) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (b) the effect of rules of law governing the availability of equitable remedies). To the Knowledge of the Company, no material breach or default in performance by the Company under any of the Company Contracts has occurred and is continuing, and no event has occurred which with notice or lapse of time or both would constitute such a breach or default. To the Knowledge of the Company, no material breach or default by any other person under any of the Company Contracts has occurred and is continuing, and, to the Knowledge of the Company, no event has occurred which with notice or lapse of time or both would constitute such a breach or default, in each case except where such breach or default would not have a material adverse effect.

3.4           Governmental Consents; Third Party Consent. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in order to enable the Company to execute, deliver and perform its obligations under this Agreement, other than receiving prior FCC approval and any other approvals needed with respect to the transfer of Licenses as set forth on Schedule 3.18(a). Except as otherwise set forth in this Agreement, the Company represents that it is permitted to assign the Assets and no further consents of any third parties are needed.

3.5           Insurance. The Company now has in force and effect fire, liability, and other insurance, and the Company agrees, pending the Closing, that there will be no change, increase, or decrease in any of such insurance except in accordance with the written approval of Purchaser.

3.6           Financial Statements. The Company has delivered to Purchaser a true and complete copy of the audited Statement of Income and Balance Sheet of the Company for the twelve months ended June 30, 2013 and June 30, 2014, and a true and complete copy of the unaudited Statement of Income and Balance Sheet of the Company for the seven months ended January 31, 2015 (the “Financial Statements” and the “Financial Statement Dates”), which are attached as Schedule 3.6. The Financial Statements fairly present in all material respects the results of the operations of the Company for the respective periods covered thereby.

3.7           No Other Liabilities. Except to the extent fully disclosed or reserved as set forth in Schedules 1.1(b), 2.2, 3.3, or on the December 31, 2014 Financial Statements, the Company has no liabilities of any nature, whether absolute, accrued, contingent, or otherwise and whether or not due or payable, including, without limitation, any liabilities for taxes in respect of or measured by income of the Company for the period ended on the Financial Statement Dates, or any previous period, or arising out of any transaction or state of affairs entered into or existing on or before that date, except for those arising in the ordinary course of business.

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3.8            Absence of Changes. Since the Financial Statement Dates, through the Closing Date or Effective Time, as applicable, of this Agreement, there has not been (i) any material adverse change in the business, assets or financial condition of the Company, (ii) any transaction that is material to the Company, except transactions entered into in the ordinary course of business, (iii) any obligation, direct or contingent, that is material to the Company incurred by the Company, except obligations incurred in the ordinary course of business, (iv) any change in the outstanding indebtedness of the Company that is material to the Company except in the ordinary course of business, or (v) any loss or damage (whether or not insured) to the property of the Company which has been sustained or will have been sustained which has a material adverse effect on the business, assets or financial condition of the Company.

3.9           Environmental Liabilities. (a) “Environmental Liabilities” means any liability, cost, fine, penalty or obligation, known or unknown, matured or not matured, absolute or contingent, assessed or unassessed, imposed or based upon any provision of, any foreign, federal, state or local law, Environmental Law, rule or regulation or the common law, or any tort, nuisance or absolute liability theory, or under any code, order, decree, judgment or injunction applicable to the Company or any of its subsidiaries relating to public health or safety, worker health or safety or pollution, damage to or protection of the environment, including, without limitation, laws relating to damage to natural resources, emissions, discharges, releases or threatened releases or disposal of hazardous materials into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), or otherwise relating to the manufacture, processing, use, treatment, storage, generation, disposal, transport or handling of hazardous materials. As used herein, “hazardous material” includes chemical substances, wastes, pollutants, contaminants, hazardous or toxic substances, constituents, materials, or wastes, whether solid, gaseous, or liquid in nature. “Environmental Law” means any law which relates to or otherwise imposes liability or standards of conduct concerning discharges, releases or threatened releases of noises, odors or any pollutants, contaminants or hazardous or toxic wastes, substances or materials, whether as matter or energy, into ambient air, surface water, ground water, land surface or subsurface strata, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of pollutants, contaminants or hazardous or toxic wastes, substances or materials, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Toxic Substances Control Act of 1976, as amended, the Federal Water Pollution Control Act Amendments of 1972, the Clean Water Act of 1977, as amended, any so-called “Superfund” or “Superlien” Law (including those already referenced in this definition) and any other law of any governmental authority having a similar subject matter.

(b)          To the best of the Company’s and Knowledge, neither the Company nor any of its subsidiaries has any Environmental Liabilities.

3.10         Litigation. Except as provided on Schedule 3.10, there is no action, suit, proceeding, claim, arbitration or investigation pending ("Litigation") (or, to the Company's Knowledge, currently threatened) against the Company, its activities, properties or assets or, to the Company's Knowledge, against any officer, manager or employee of the Company in connection with such officer's, manager's or employee's relationship with, or actions taken on behalf of the Company.

3.11         Status of Proprietary Assets. The Company has full title and ownership of, or is duly licensed under or otherwise authorized to use, all IP Assets necessary to enable it to carry on its business as now conducted without any conflict with or infringement of the rights of others. The Company has not received any written communication from any party or agent thereof alleging that the Company's use of such proprietary assets may infringe such party's rights in the Assets.

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3.12         Compliance with Law and Documents. The Company is not in violation or default of any provisions of its Articles of Incorporation or Bylaws, both as amended, and to the Company's Knowledge, the Company is in compliance with all applicable statutes, laws, regulations and executive orders of the United States of America and all states or other governmental bodies and agencies having jurisdiction over the Company's business or properties. The Company has not received any notice of any violation of any such statute, law, regulation or order which has not been remedied prior to the Effective Time. The Company is not in any default (which has not been waived) in the performance of any obligation, agreement, or condition contained in any debenture, note, or other evidence of indebtedness or any indenture or loan agreement. Subject to receipt of prior FCC approval, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby or thereby will not result in any such violation or default, or be in conflict with or result in a violation or breach of, with or without the passage of time or the giving of notice or both, the Company's Articles of Incorporation or Bylaws, any judgment, order or decree of any court or arbitrator to which the Company is a party or is subject, any agreement or contract of the Company that is material to the Company's business (taken as a whole), or, to the Company's Knowledge, a violation of any statute, law, regulation or order, or an event which results in the creation of any lien, charge or encumbrance upon any asset of the Company, except for defaults and violations that individually or in the aggregate would have no material adverse impact on the Company's business.

3.13         Title to Property and Assets; Default. The Company represents that it will convey the Assets to Purchaser free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the Assets it leases, the Company is in material compliance with such leases. The Assets constitute all of the material assets, tangible and intangible, of any nature whatsoever, necessary to operate the Company’s wireless business in the manner presently operating by the Company. The Company further represents and warrants that no default exists under any of the Assets as of the Effective Time.

3.14         Tax Returns and Payments. The Company has timely filed all tax returns and reports required by law. All tax returns and reports of the Company are true and correct in all material respects. The Company has paid all taxes and other assessments due, except those, if any, currently being contested by it in good faith. The Company will timely file its final Federal and State tax returns if it is not continuing in business. The Company has obtained a statement (a “No Existing Tax Liability” letter) from any and all states where the Asset Services are performed, dated within 30 days prior to the Closing, setting forth (i) the amount of the Company’s sales and use tax liability which will be withheld from the Purchase Price until proof of payment, or (ii) that no tax is due.

3.15         Employment Taxes. The Company has complied in all material respects with all applicable laws relating to the payment and withholding of taxes and has timely withheld from employee wages or other payments to creditors or independent contractors or stockholders and paid over to the proper taxing authority all amounts required to be so withheld and paid over.

3.16         Access to Books and Records. The Company has given to Purchaser, and to its counsel, accountants, or other representatives, prior to the Closing Date, all of the property, books, records, and papers of the Company, as reasonably requested, and to the best of Company’s Knowledge, has furnished to Purchaser all information with respect to the business and affairs of the Company, as Purchaser has requested.

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3.17         Management of the Company. The Company is a corporation. Its directors and officers are set forth on Schedule 3.17.

3.18         FCC Licenses and Permits.

(a)            Good Title. Company has good, valid and marketable title to the Licenses set forth on Schedule 3.18(a). Schedule 3.18(a) sets forth, for each License : (i) the name of the licensee; (ii) the FCC call sign, license number or other license identified; (iii) authorized frequencies; (iv) the geographic area for which the Company is authorized to provide service; (v) grant and current expiration date; and (vi) date of construction or build out certification. The Licenses were granted by final order, are in full force and effect, and have been validly issued and are validly held in the name of Company. Assuming the receipt of the FCC consent, upon consummation of the transactions contemplated by this Agreement, all the right, title and interest of the Company in and to the Licenses will be validly vested in the Purchaser, free and clear of all liens, and the Purchaser will have good and marketable title in and to each Licenses free and clear of all liens. “Licenses” means any, license, authorization, approval, entitlement and accreditation granted or issued by the Federal Communications Commission (the “FCC”) that may be used to provide telecommunications services pursuant to 47 U.S.C. § 151, et. seq. or by any similar state agency.

(b)           No Adverse Proceedings. Except for proceedings affecting licenses in the same class or service as the Licenses generally, there is not pending, nor to the Knowledge of Company, threatened, against the Company or against any of the Licenses, nor is Company aware of any basis for, any application, action, petition, objection or other pleading, or any proceedings with the FCC or any other governmental entity which could question or contest the validity of, or seek the revocation, forfeiture, non-renewal or suspension of, the Licenses, or which could seek the imposition of any modification or amendment with respect thereto, or which would adversely affect the ability of Purchaser to use any of the Licenses, or which seeks or would seek the payment of a fine, sanction, penalty, damages, monies or contribution with respect to any of the Licenses . There are no pending applications with the FCC or any other governmental authority related to the Assets, the Licenses or the Wireless Services.

(c)           Indebtedness. There is no outstanding indebtedness to the FCC, or any governmental entity, or any person with respect to the Licenses. No unjust enrichment penalties or other fines or monies are owed to the FCC or any governmental entity or any third party as a result of the sale of the Licenses to Purchaser. None of the Licenses have been pledged as collateral for any bank loans or other instruments of indebtedness.

(d)           Compliance with Licenses. Company is in “green light” status at the FCC. All material documents related to the Licenses and to the Wireless Services offered by Company that are required to be filed at any time by Company with the FCC or any other governmental entity, including state and local commissions, have been filed or the time period for such filing has not lapsed. None of the Licenses are subject to any conditions other than those appearing on the face of such Licenses and those imposed by the FCC for licenses of the same type, class and service as the Licenses. Company complies and, at all times since issuance of the Licenses by the FCC has complied, in all material respects, with all pertinent aspects of the FCC rules and other laws, including: (a) those pertaining to eligibility to hold the Licenses; (b) those restricting foreign ownership of radio licenses; (c) those related to construction and operation of the Licenses; and (d) those relating to offering Wireless Services to the public. Company has not undergone any unauthorized transfer of control, and the ownership report for Company that is on file with the FCC is up to date.

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(e)          Compliance with Wireless Service Regulations. To the Company’s Knowledge, Company has made all required filings and payments to the FCC and any state commission with respect to the Wireless Services it offers, including: all state certification requirements, all federal and state Universal Service Fund filings, including on Form 499, together with all required payments; all Form 477 filings; all annual regulatory fee filings, and all CPNI filings. To the Company’s Knowledge, Company also is in compliance with all operational regulations applicable to offering Wireless Services including, but not limited to, E911, CALEA, and CVAA.

(f)          Construction and Operation. Company has satisfied all necessary construction and build out requirements associated with the Licenses. A certificate of completion, or a build out certification, or a substantial service demonstration, whichever is applicable, has been filed with the FCC for all licensed facilities. To the Knowledge of the Company, the constructed facilities are operating and have been operating in material compliance with the Licenses and the FCC rules. Company is not operating any unlicensed or unauthorized facility, nor is it operating pursuant to special temporary or developmental authority.

(g)          Licenses are Unimpaired. Company’s Licenses are Unimpaired. “Unimpaired” means that Company (and any person using the Licenses as permitted by Company) has been at all times, and is: (1) in material compliance with all Communication Laws and FCC rules relating to the Licenses; (2) has not leased or hypothecated in any manner any interest or future interest of any kind in the Licenses to any third party; (3) has not granted any interference consents or entered into any interference agreements with respect to the Licenses or allowed any such interference; (4) has not portioned or disaggregated any part of the service area or the frequencies associated with the Licenses; and (5) has all state, local and federal permits, licenses, franchises, variances, exemptions, orders, operating rights and other state, local and federal governmental authorizations, consents and approvals, if any, necessary to hold the Licenses and provide the Wireless Services. “Communications Laws” means the Communications Act of 1934, as amended, and the rules, orders, regulations and other applicable requirements of the Federal Communications Commission (including without limitation the FCC’s rules, regulations and policies relating to the operation of transmitting and studio equipment) or any similar state rules and regulations.

(h)          Not Insolvent. Company is not, and after giving effect to the transaction, it will not be, insolvent and it is not subject to any voluntary or involuntary proceedings in bankruptcy, reorganization, dissolution or liquidation or to any assignment for the benefit of creditors, and no trustee, receiver or liquidator has been appointed for it or any of its properties.

(i)          No Other Agreement. Company has no other commitment or legal obligation and has granted no option, right of first refusal or right of first offer, absolute or contingent, to any person other than Purchaser to sell, assign, transfer, dispose of, grant an option in, grant a right of first refusal with respect to, grant a right of first offer with respect to, or effect a sale of the Licenses, or any portion thereof, or to enter into any agreement, arrangement or understanding, or cause the entering into of an agreement, arrangement or understanding, with respect to such a sale.

3.19         Employment Matters. In the two (2) years prior to the Effective Time, the Company has not effectuated a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company, and there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company. Company is not presently planning to effectuate any such “plant closing” or “mass layoff.”

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3.20         Condition of Facilities. (a) Use of the Real Property for the various purposes for which it is presently being used is permitted as of right under all applicable zoning legal requirements and is not subject to “permitted nonconforming” use or structure classifications. All improvements are in compliance with all applicable legal requirements, including those pertaining to zoning, building and the disabled, are in good repair and in good condition, ordinary wear and tear excepted, and are free from latent and patent defects. No part of any improvement encroaches on any real property not included in the Real Property, and there are no buildings, structures, fixtures or other improvements primarily situated on adjoining property which encroach on any part of the Real Property. The land for the Real Property abuts on and has direct vehicular access to a public road or has access to a public road via a permanent, irrevocable, appurtenance easement benefiting such Real Property and comprising a part of the Real Property, is supplied with public or quasi-public utilities and other services appropriate for the operation of the business located thereon and is not located within any flood plain or area subject to wetlands regulations or any similar restriction. There is no existing or proposed plan to modify or realign any street or highway or any existing or proposed eminent domain proceedings that would result in the taking of all or any part of the Real Property or that would prevent or hinder the continued use of any improvements as are currently used in the conduct of the business of the Company.

(b)          Each Asset representing an item of tangible personal property is in good repair and good operating condition, ordinary wear and tear excepted, is suitable for immediate use in the ordinary course of business and, to the Knowledge of Seller is free from latent and patent defects. No Asset representing an item of tangible personal property is in need of repair or replacement other than as part of routine maintenance in the ordinary course of business. Each Asset representing an item of tangible personal property is in the possession of Seller or Seller has legal access to such Assets as conducted in the ordinary course of its business

4.            Representations, Warranties, and Certain Agreements of Purchaser. Purchaser hereby represents and warrants to the Company as of the Execution Date, Closing Date and the Effective Time:

4.1           Organization, Good Standing, and Qualification. Purchaser has been duly organized, and validly exists in good standing, under the laws of the State of Texas. Purchaser has the power and authority to enter into and perform this Agreement, to own and operate its properties and to carry on its business as currently conducted and as proposed to be conducted, and Purchaser maintains all material licenses, certificates, and permits from governmental authorities necessary for the conduct of its business.

4.2           Authorization. All action on the part of Purchaser necessary for the authorization, execution and delivery of, and the performance of all obligations of Purchaser under this Agreement has been taken or will be taken prior to the Closing, and this Agreement constitutes Purchaser's valid and legally binding obligation, enforceable in accordance with its terms except as may be limited by (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (b) the effect of rules of law governing the availability of equitable remedies, and (c) the need for any prior approvals by governmental agencies including the FCC. Purchaser represents that it has full power and authority to enter into this Agreement.

4.3           Governmental Consents; Non-Contravention. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Purchaser in order to enable the Purchaser to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance by Purchaser of this Agreement does not (a) violate the organizational documents of Purchaser, (b) violate any applicable Law, (c) require any filing with or, consent or approval of, or the giving of any notice to, any third party, or (d) result in a violation of or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Purchaser or to a loss of any benefit to which Purchaser is entitled under, any contract binding upon Purchaser.

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4.4           Non-Reliance. Purchaser acknowledges and agrees that the Company has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 3, and that Purchaser is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3.

5.           Closing. After all conditions to Closing as set forth in Sections 7 and 8 have been satisfied, the purchase and sale of the Assets (the “Closing”) will take place via electronic exchange of executed final documents on a mutually acceptable Business Day (the “Closing Date”) and shall be effective as of 12:01 a.m. Central Time on the day mutually agreed to by the parties (the “Effective Time”), but in any event the Effective Time shall be the 1st day of the agreed upon month. At the Closing, the Company will deliver to Purchaser each of the items set forth in Section 9.1 against delivery to the Company by Purchaser of each of the items set forth in Section 9.2.

6.          Covenants.

6.1            Conduct of Business Prior to the Closing. From the Execution Date until the Closing, except as otherwise provided in this Agreement or consented to in writing by Purchaser, the Company shall (a) conduct its business in the ordinary course consistent with past practice; and (b) use commercially reasonable best efforts to maintain and preserve intact the business and to preserve the rights, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the business.

6.2           Access to Information. From the Execution Date until the Closing, the Company shall (a) afford Purchaser full and free access to and the right to inspect all of the facilities, properties, Assets, premises, books and records, contracts and other documents and data related to the business; (b) furnish Purchaser with such financial, operating and other data and information related to the business as Purchaser may request; and (c) instruct the representatives of the Company to cooperate with Purchaser in its investigation of the business. Any investigation pursuant to this Section 6.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business. No investigation by Purchaser or other information received by Purchaser shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company in this Agreement; provided however, that in the event Purchaser’s investigation reveals information that may affect or breach any representation, warranty or agreement given or made by the Company and which is unbeknownst to the Company, Purchaser shall reveal such information to the Company so that the Company can either remedy the discrepancy or make the proper disclosures. Notwithstanding anything to the contrary contained herein, that certain Confidentiality and Nondisclosure Agreement executed by and between JAB Wireless, Inc., an affiliate of Purchaser, and the Company dated May 30, 2014, shall remain in full force and effect unless and until the Closing occurs.

6.3           Standstill Agreement and Exclusivity.

(a)          In consideration of the substantial time and resources Purchaser has expended and will continue to expend in evaluating, negotiating and structuring the transactions contemplated hereunder, from the Execution Date until Closing of this Agreement under Article 9 or the proper termination of this Agreement in accordance with Article 12 below (such period, the “Exclusivity Period”), Company shall not, and Company shall cause Ladin not to, directly or indirectly, (i) entertain, consider, or approve any offer or proposal from, or enter into any agreement, understanding or arrangement with, any third party (other than Purchaser) relating to any Acquisition Proposal (defined below); (ii) engage in any discussions or negotiations with any third party (other than Purchaser) relating to any Acquisition Proposal; (iii) provide any non-public information regarding the Assets or operations of Company to any third party (other than in the ordinary course of business or to Purchaser or as required by law or order of a court or governmental agency having jurisdiction); (iv) take any action to solicit, seek or encourage the initiation or submission of any Acquisition Proposal by any third party (other than Purchaser); or (v) permit any of its representatives to do any of the foregoing.

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(b)          In furtherance of the foregoing, the Company shall, and shall cause its representatives to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with Purchaser) relating to any Acquisition Proposal other than with Purchaser, and shall notify Purchaser immediately after receipt by the Company or any of its representatives of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Proposal that is received from any person or entity (other than Purchaser) during the Exclusivity Period, or any request for non-public information in connection with any such expression of interest, inquiry, proposal or offer, or for access to non-public information of Company or the Assets by any such person or entity (other than Purchaser) that informs or has informed the Company or any of its representatives that it is considering making a possible Acquisition Proposal. Purchaser and the Company also each agree to negotiate in good faith with respect to the potential transaction until the date that this Agreement is terminated.

(c)          As used herein, the term “Acquisition Proposal” means any binding or non-binding agreement, expression of interest, inquiry, offer, proposal, plan, understanding or arrangement contemplating (i) a merger or consolidation involving Company or any of its subsidiaries; (ii) the sale, lease or other disposition, directly or indirectly, by merger, consolidation, sale of equity securities, share or interest exchange or otherwise, of all or a significant portion of the assets or equity securities of Company or its business; (iii) the sale or other disposition by Company (including by way of merger, consolidation, share or interest exchange or any similar transaction) or issuance of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) of Company or any of its subsidiaries, or (iv) the recapitalization, restructuring, liquidation, or dissolution of Company.

(d)          Notwithstanding the foregoing, prior to the occurrence of the Company Shareholders’ Approval, the Company may withhold, withdraw, amend or modify its approval of this Agreement if: it receives a bona fide third party, unsolicited written Acquisition Proposal that the Company’s board of directors reasonably concludes in good faith, after consultation with outside legal counsel, that constitutes or would constitute a superior Acquisition Proposal, which if accepted, is reasonably likely to be consummated (taking into account all legal, financial and regulatory aspects of the proposal, the likelihood of the proposal being financed and the person making the proposal), and would, if consummated, result in a transaction more favorable to the Company’s stockholders from a financial point of view than this Agreement but only if the Company’s board of directors reasonably concludes in good faith (following the receipt of advice from outside counsel) that modification or withdrawal of its support of the Agreement is required in order to comply with its fiduciary obligations to the Company’s stockholders under Texas law.

6.4          Notice of Certain Events.

(a)          From the date hereof until the Closing, the Company shall promptly notify Purchaser in writing of:

(i)          any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Company hereunder not being true and correct in any material respect, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions to Closing to be satisfied;

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(ii)         any notice or other communication from any governmental authority or court of competent jurisdiction (“Governmental Authority”) in connection with the transactions contemplated by this Agreement;

(iii)        any legal actions commenced or, to Company’s Knowledge, threatened against, relating to or involving or otherwise affecting the Company that, if pending on the Execution Date, would have been required to have been disclosed on the disclosure schedules or that relates to the consummation of the transactions contemplated by this Agreement; and

(iv)        The Company’s exercise of its rights under Section 6.3 to withhold, withdraw, amend or modify its approval of the Agreement.

(b)          Purchaser’s receipt of information pursuant to this Section 6.4 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company in this Agreement and shall not be deemed to amend or supplement the schedules.

6.5	Disclosure Schedules; Notification; Updating of Disclosure Schedules.

(a)          The Company is delivering Schedules to this Agreement which contain exceptions to, qualifications of or information relating to various sections of this Agreement. The numbering and references of the Schedules that correspond to sections of this Agreement are for convenience only and do not limit the disclosure concerning such referenced sections. Capitalized terms used in the Schedules that are not defined therein but are defined in this Agreement shall have the meanings given to them in this Agreement. The statements in the Schedules qualify and relate only to the provisions in the sections of this Agreement to which they expressly refer and not to any other provisions in this Agreement, unless the applicability of a statement in a particular Schedule in the Schedules to another section of this Agreement is reasonably apparent on its face.

(b)          Between the Execution Date and the Closing, the Company shall notify Purchaser in writing within two (2) Business Days after the occurrence or existence of any fact or circumstance that causes or constitutes a breach of any of the representations and warranties made by the Company herein or that causes or will cause any covenant or agreement of the Company in this Agreement to be breached. If any event or matter arises after the Execution Date and prior to the Closing which would or would be reasonably likely to cause or constitute a breach of any representations or warranties made by the Company herein had that representation or warranty been made as of the time and of the occurrence of such event or matter (each a “Subsequent Event”), then not later than two (2) Business Days after such Subsequent Event, Company shall notify Purchaser in writing of each such Subsequent Event so as not to be in breach upon Closing. Additionally, not later than three (3) Business Days prior to the Closing Date, Company shall deliver to Purchaser one amended or supplemental schedule to the Disclosure Schedules (the “Subsequent Disclosure Schedules”) which will contain a description of all Subsequent Events and the information necessary to correct the information in any existing Schedule in the Disclosure Schedules that was rendered untrue or is to be updated or corrected as of Closing so that the Company will not be in breach of any representations or warranties made by the Company prior to such Subsequent Events; provided, however, that the immediately preceding language is not intended to permit the Company to alter or amend the representations and warranties as made herein as of the Execution Date for items that should have been disclosed on the Schedules delivered as of the Execution Date and for any such non-disclosed items shall not cure the inaccuracy thereof as of the Execution Date for any purpose under this Agreement or otherwise limit or affect the remedies available hereunder to Purchaser.

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6.6           Confidential Information. (a) For a time period of 18 months after the Effective Time, each party, covenants and agrees, and shall cause each of its respective officers, employees, managers, directors, attorneys, accountants and other authorized representatives, to treat all information, that is not otherwise in the public domain, obtained or developed by them concerning the other party (the “Confidential Information”) in strict confidence. For a time period of 18 months after the Effective Time, each party also covenants and agrees to comply with all other confidentiality undertakings heretofore agreed to between Purchaser and the Company or their representatives relating to the parties or the transactions contemplated by this Agreement.

(b)          Compliance with Law. For a time period of 18 months after the Effective Time, in the event that either party is requested or required by law (including by government entities, by oral questions, interrogatories, requests for information or documents in legally required government filings, legal proceedings, subpoena, civil investigative demand or other similar process) to disclose Confidential Information, each party will give the other prompt written notice of such request or requirement, to the extent permitted by law, so that the other party may seek an appropriate protective order or other appropriate remedy. If in the absence of a protective order a party is nonetheless, in the opinion of its counsel, legally compelled to disclose any such facts or information, then such party may disclose such facts or information without liability hereunder; provided, however, that the party that will be disclosing such information, to the extent permitted by law, gives the other party notice of the facts or information to be disclosed as far in advance of its disclosure as is practicable and legally permissible, and, upon request and at the other party’s expense, uses its reasonable efforts to preserve the confidentiality of the Confidential Information, including by cooperating to obtain confidential treatment or an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information, and the party may disclose only such portion of the Confidential Information as, in the opinion of its counsel, is required to be disclosed by applicable law.

(c)          Confidentiality Request. The parties acknowledge that this Agreement is required, due to the public company status of the Company, to be disclosed or filed as an exhibit to certain securities filings of the Company.

(d)          Equitable Remedies. For a period of 18 months after the Effective Time, each party acknowledges and agrees that the disclosing party would be irreparably harmed by disclosure of the Confidential Information, that money damages would not be a sufficient remedy for any breach of this Section 6 and that, in addition to any other remedies available at law or in equity, specific performance and injunctive or other equitable remedies shall be available to the disclosing party as a remedy for any such breach or threatened breach, without the requirement of posting bond or other security.

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6.7           Filing and Prosecution of Applications and Amendments. Within ten (10) business days after the execution of this Agreement, Company and Purchaser shall work together to complete and file the Assignment Applications for the Licenses (the “Assignment Applications”). Each of Company and Purchaser shall, at its own expense, cooperate in providing all information and taking all steps reasonably necessary, desirable or appropriate to expedite the preparation, filing, prosecution and granting of the Assignment Applications. In the event any person petitions the FCC to deny or otherwise challenges the Assignment Applications or any other application filed or amended pursuant to this Agreement, or in the event the FCC grants the Assignment Applications or any other application filed or amended pursuant to this Agreement and any person petitions for review or reconsideration of such grant before the FCC or seeks judicial review of such grant, then Company and Purchaser shall cooperate using commercially reasonable efforts to secure reconsideration or review of such denial before it becomes a Final Order. Purchaser and Company shall each bear their own costs with respect to their mutual efforts to file and prosecute the Assignment Applications.

6.8           Reasonable Efforts. Each party shall use commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable and consistent with applicable Laws to carry out all of their respective obligations under this Agreement, and to do so on a timely basis.

6.9           Agreement Not to Transfer. Other than in connection herewith, Company shall not sell, transfer, assign, dispose of, grant an option in, grant a right of first refusal with respect to, grant a right of first offer with respect to, or dispose of, or offer to, or discuss or enter into any agreement, arrangement or understanding to, sell, transfer, assign, dispose of, grant an option in, grant a right of first refusal with respect to, grant a right of first offer with respect to, or dispose of any of the Licenses.

6.10         Voting Agreement. The Company hereby agrees on or before the Execution Date, the Company will deliver to the Purchaser a voting agreement executed by its three major shareholders, representing approximately 58% of the ownership of all issued and outstanding shares of common stock of the Company, showing such shareholders’ agreement to vote in favor of and approve this Agreement and the transactions contemplated hereby.

6.11         Collection of Accounts Receivable. Notwithstanding anything to the contrary contained in this Agreement, for a period of 90 days after the Closing Date, and thereafter upon receipt of such payments, the Company shall forward to Purchaser on a weekly basis all payments that it receives on the Subscriber A/R, together with providing an accounting therefore, and Purchaser shall forward to the Company on a weekly basis all payments that it receives on the Retained A/R together with providing an accounting therefore. In the event payor fails to specifically identify the accounts receivable to which payment should be applied, all payments shall be applied to the oldest remaining unpaid accounts receivable of such payor used in such calculation. If such payor subsequently identifies the account receivable to which such payment should have been applied, then the party who should have received such payment shall be reimbursed by the other party for the amount received by such other party, and the total payment shall be applied to the appropriate account receivable for purposes hereof. If any payor makes a payment and identifies an account receivable for which a payment has been applied pursuant to this Section 6.11, such payment shall be paid to the party to whom such account receivable is owed and applied to the remaining balance of such account receivable, if any, with the remainder to the oldest remaining unpaid accounts receivable of such payor, if any, and thereafter. Each party agrees that it shall in no way attempt to influence payors on the accounts receivable not to pay the Retained A/R or Subscriber A/R (as applicable) in lieu or in advance of the Subscriber A/R or Retained A/R (as applicable). Each party shall cooperate with the other party in communicating and making sure that payments on the Retained A/R and the Subscriber A/R are allocated to the correct invoice and paid to the proper party which obligation shall continue after the time period described in the first sentence of this Section 6.11.

7.           Conditions to Purchaser’s Obligations at Closing. The obligations of Purchaser under Section 2 of this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions, which waiver shall be given by written or electronic communication to the Company or its counsel:

7.1           Representations and Warranties True. Each of the representations and warranties of the Company contained in Section 3 shall be true and complete.

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7.2           Performance. The Company shall have performed and complied, in all material respects, with all agreements, obligations, covenants and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing. The Company shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein. The Company has provided Purchaser with the tax statements required pursuant to Section 3.14.

7.3           Consents to Transfer Spectrum; Licenses. The Company shall have delivered to Purchaser consents to assignment with respect to licenses of spectrum under which the Company is conducting the Asset Services, assigning the License to Purchaser. The governmental consents shall be granted by final order.

7.4           Consent to Transfer the Tower Leases. The Company shall have delivered to Purchaser executed landlord consents to assignments, in form and substance reasonably acceptable to Purchaser, with respect to the towers covered by the Tower Leases which are required to provide service to seventy-five percent (75%) of the Company’s Subscribers. To the extent that the Company is unable to deliver at or prior to the Closing landlord consents to assignments with regard to all of the Company’s subscribers, the Company shall continue to use commercially reasonable efforts to deliver the remaining consents for 80 days following the Closing.

7.5           Litigation. There shall not be in effect any order, injunction, judgment, decree, ruling, or writ by a governmental entity of competent jurisdiction enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

7.6           Compliance Certificate. The Company shall have delivered to Purchaser at the Closing a certificate signed on its behalf certifying that the conditions specified in Sections 7.1 to 7.5 have been fulfilled.

7.7           Statement of Accounts Receivable. The Company shall deliver to Purchaser at the Closing a detailed statement of the Subscriber A/R as of the end of the business day prior to the Effective Time.

7.8           Company Shareholder Approval. At least two-thirds (2/3) or more of the issued and outstanding shares of the Company shall have approved, or tendered irrevocable proxies in favor of, the consummation of the transactions contemplated by this Agreement (such occurrence constituting the “Company Shareholders’ Approval”).

7.9           Lien Releases. The Company shall deliver complete releases of all liens on the Assets, and evidence of the filing of such releases with appropriate governmental authorities to Purchaser in forms acceptable to Purchaser.

7.10         Closing Documents. Purchaser shall have received all items to be delivered at Closing from the Company pursuant to Section 9.1.

8.          Conditions to the Company's Obligations at Closing. The obligations of the Company under Section 2 of this Agreement are subject to the fulfillment or waiver on or before the Closing of each of the following conditions by Purchaser, which waiver shall be given by written or electronic communication to Purchaser or its counsel:

8.1           Representations and Warranties. Each of the representations and warranties of Purchaser contained in Section 4 shall be true and complete.

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8.2           Performance. Purchaser shall have performed and complied, in all material respects, with all agreements, obligations, covenants and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing. The Company shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

8.3           Litigation. There shall not be in effect any order, injunction, judgment, decree, ruling, or writ by a governmental entity of competent jurisdiction enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

8.4           Compliance Certificate. The Purchaser shall have delivered to the Company at the Closing a certificate signed on its behalf certifying that the conditions specified in Sections 8.1 to 8.3 have been fulfilled.

8.5           Company Shareholders’ Approval. The Company Shareholders’ Approval shall have occurred.

8.6           Closing Documents. The Company shall have received all items to be delivered at Closing from Purchaser pursuant to Section 9.2.

9.	Closing Deliveries.

9.1           Deliveries of the Company. At the Closing, the Company shall deliver, or shall cause to be delivered, to Purchaser the following:

(a)          One or more bill of sales, an assignment and assumption agreement, and, if required, an authorization of transfer for Internet protocol number, each duly executed by the Company;

(b)          Warranty Deed transferring the Real Property to the Purchaser;

(c)          Consent to assignment of the lessor of the Assumed Vehicle Leases;

(d)          A non-competition agreement with Purchaser for a two year time period duly executed by the Company (the “Non-Competition Agreement”);

(e)          A certificate of the Secretary of the Company, dated as of the Closing Date, as to (i) the Articles of Incorporation and Bylaws of the Company, (ii) the incumbency of certain officers of the Company, and (iii) the resolutions of the board of directors of the Company approving the transactions contemplated by this Agreement;

(f)          Keys, lock combination codes, contact information and other information which would be required to access the Tower Rights; and

(g)          The Company’s wire instructions.

9.2           Purchaser Deliveries. At the Closing, Purchaser shall deliver, or shall cause to be delivered, to the Company (or on behalf of the Company) the following:

(a)          By wire transfer, the Escrow Deposit to the Escrow Deposit Account and the Purchase Price to the Company or to creditors, in each case in accordance with Section 2;

(b)          The Non-Competition Agreement duly executed by Purchaser;

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(c)          An assignment and assumption agreement duly executed by Purchaser; and

(d)          A certificate of the Secretary of Purchaser, dated as of the Closing Date, as to (i) the Articles of Incorporation and Bylaws of Purchaser, (ii) the incumbency of certain officers of Purchaser, and (iii) the resolutions of the board of directors of Purchaser approving the transactions contemplated by this Agreement.

10.	Indemnification

10.1         Required Indemnification by Company. The Company shall indemnify and hold Purchaser, its directors, officers, employees or agents harmless against and in respect of all actions, suits, demands, judgments, costs and expenses (including reasonable attorneys' fees) (collectively, “Damages”) resulting from, relating to or constituting: (i) any misrepresentation or breach of any representation or warranty or non-fulfillment of any agreement on the part of the Company contained in this Agreement or any document prepared and delivered to Purchaser pursuant to this Agreement; (ii) any Retained Liabilities; (iii) any obligations or undertakings required to be performed by the Company prior to the date of this Agreement in connection with the Assets being assigned to Purchaser; or (iv) for any violations of the Communications Laws or any License in connection with the Assets that occurred or relate to the period prior to the Closing Date.

10.2         Limitations. The indemnification provided for in this Section 10 shall terminate and be of no further force and effect 18 months from the date hereof, except with regard to Section 3.14 which shall survive through any statute of limitations period and except as to any claim for as to which a written notice of claim for indemnification has been given to the indemnifying party prior to the expiration of such 18 month period. Except as set forth herein, the parties hereto shall not be entitled to indemnification under this Section 10 for any Damages incurred by the other party for any individual claim or aggregate claims less than $50,000 (the “Deductible”). In the event any individual claim or aggregate claims exceeds the Deductible, the indemnified party shall be entitled to recover that amount of Damages in excess of the Deductible. Furthermore, the parties’ aggregate liability for indemnification obligations for breaches of representations and warranties made pursuant to this Agreement shall not exceed $3,000,000. The following exceptions shall not be subject to any limitations: the parties’ aggregate liability for (i) willful and intentional misrepresentation, or (ii) any fraudulent activity.

10.3         Notice of Claim. Before a party entitled to indemnification hereunder may claim against an indemnifying party, the indemnified party shall first serve written notice of any alleged breach, nonperformance, misrepresentation, omission or the like giving rise to the claim for indemnification, along with supporting documentation, and no action shall commence to enforce the indemnity if the other indemnifying party cures the breach and compensates the indemnified party for all indemnifiable costs due within thirty days after delivery of the written notice and supporting documentation

10.4         Defense of Claims. If any legal proceeding shall be instituted, or any demand or claim shall be made, against any party entitled to indemnification hereunder, such indemnified party shall give prompt written notice thereof to the indemnifying party and, except as otherwise provided in this Section 10, the indemnifying party shall have the right to defend any litigation, action, suit, demand, or claim for which indemnification may be sought unless the indemnified party determines that such litigation, action, suit, demand or claim, or the resolution thereof, could have an ongoing material adverse effect on the business of the indemnified party, in which case, the indemnified party shall be entitled to defend any such litigation. If the indemnifying party defends the litigation, action, suit, demand or claim, the indemnified party shall extend reasonable cooperation in connection with such defense. If the indemnifying party fails to defend the same within a reasonable length of time, the indemnified party shall be entitled to assume the defense thereof, and the indemnifying party shall be liable to repay the indemnified party for all expenses reasonably incurred in connection with said defense (including reasonable attorneys' fees and settlement payments) if it is determined that such request for indemnification was proper. If the indemnifying party shall not have the right to assume the defense of any litigation, action, suit, demand, or claim in accordance with either of the two preceding sentences, the indemnified parties shall have the absolute right to control the defense of such litigation, action, suit, demand, or claim; provided, however, that litigation, action, suit, demand, or claim shall not be compromised or settled without the written consent of the indemnifying party, which consent shall not be unreasonably withheld. In the event the indemnified party assumes the defense of any such litigation, action, suit, demand, or claim, the indemnified party shall keep the indemnifying party reasonably informed of the progress of any such defense (including any proposed compromise or settlement).

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10.5         Adjustment. The parties agree that to the greatest extent possible the payment of any indemnity hereunder shall be treated for tax purposes as an adjustment to the Purchase Price. In addition, the amount of any indemnifiable costs or indemnification payable pursuant to this Section 10 will be net of any insurance proceeds actually received by the indemnified party in connection with the circumstances giving rise to the claim but less the amount of any increase in the premium for the insurance policy under which payment of insurance proceeds was made attributable solely to the payment of such indemnifiable costs. Additionally, Purchaser shall be entitled to offset any Damages receivable pursuant to this Section 10 against the Escrow Deposit so long as such Damages are determined by: (i) the result of a finally adjudicated claim or (ii) mutually agreed upon by the parties hereto. If a claim is made by Purchaser prior to the expiration of the Escrow Deposit Closing Date, such amount shall continue to be held in the Escrow Deposit Account until such time as Purchaser’s Damages claim has been resolved.

11.	Employment and Employee Benefits Arrangements.

11.1.          Employment. Purchaser currently plans to offer to employ, beginning on the Closing Date, all of the Company’s employees listed on Schedule 11.1 to be delivered at Closing. Any employee to whom Purchaser shall offer employment under this Section 11.1 and who accepts such offer as of the Closing Date is referred to herein as a “Transferring Employee.” Purchaser shall have the right to terminate any Transferring Employee upon written notice to such individual at any time, including immediately after Closing. Nothing herein shall be deemed to affect or limit in any way normal management prerogatives of Purchaser after the Effective Time with respect to employees of the Company or to create or grant to such employees any third party beneficiary rights or claims of any kind or nature.

11.2.          Benefits, Workers’ Compensation. Company agrees to, with respect to claims for workers’ compensation and all claims under Company’s employee benefit plans and programs by persons working for Company accruing prior to the Closing Date, whether insured or otherwise (including, but not limited to, workers’ compensation, life insurance, medical and disability programs), at its own expense, honor or cause its insurance carriers to honor such claims in accordance with the terms and conditions of such plans, programs or applicable workers’ compensation statutes. All Transferring Employees shall be eligible to participate in Purchaser’s health and welfare benefit plans on the same basis as Purchaser’s newly hired employees; provided, however, that Purchaser shall recognize the respective hire dates by the Company of each Transferring Employee for purposes of determining eligibility, vesting and other rights under such plans.

11.3.          Vacation Pay; Sick Leave Pay. As provided in Section 1.1(b), the Purchaser shall assume as of the Closing Date the obligation of Company with respect to vacation and sick leave pay accrued by the Transferring Employees.

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11.4.          Severance Payments. Company shall be liable for any severance, separation, deferred compensation or similar benefits that are payable (i) to any person who is or was an employee of Company and who is not a Transferring Employee, including any terminating employees or other persons whose employment with the Company was terminated at or prior to the Effective Time; and (ii) to Transferring Employees, to the extent that such Transferring Employee’s right to severance, separation, deferred compensation or similar benefits arises as a result of the transactions contemplated by this Agreement.

12.	Termination.

12.1       Right to Terminate. This Agreement may be terminated at any time prior to consummation of the Closing:

(a)          by mutual written consent of Purchaser and Company;

(b)          by either party if

(i)          Company Shareholder Approval is not obtained on or before June 30, 2015;

(ii)         the Closing does not occur on or before June 30, 2015; provided that the right to terminate this Agreement under this clause (b)(ii) shall not be available to a party if that party is in breach of any material representation, warranty, covenant or agreement under this Agreement that has been the cause of or resulted in the failure of the Closing to occur on or before such date;

(iii)        there is a material adverse loss in the Internet Service Revenue after the Execution Date and before the Closing Date as stated in Section 2.2(a);

(iv)        there is any action taken by the shareholders of the Company, shareholders of the Purchaser or third parties to enjoin this transaction, or any shareholder of either Company or Purchaser files a legal action against either the Company or Purchaser after the Execution Date; or

(v)         a Governmental Authority shall have issued an order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, which order or other action is final and non-appealable;

(c)          by Purchaser if:

(i)          the Company exercises its right to withhold, withdraw, amend or modify its approval of this Agreement pursuant to Section 6.3(d);

(ii)         any condition to the obligations of Purchaser hereunder becomes incapable of fulfillment other than as a result of a breach by Purchaser of any material covenant, agreement, representation or warranty contained in this Agreement and such condition is not waived by Company; or

(iii)        there has been a breach by Company of any material representation, warranty, covenant or agreement contained in this Agreement, or if any material representation or warranty of the Company shall have become untrue.

(d)          by Company if:

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(i)          any condition to the obligations of Company hereunder becomes incapable of fulfillment other than as a result of a breach by the Company of any material covenant, agreement, representation or warranty contained in this Agreement and such condition is not waived by Purchaser;

(ii)         there has been a breach by Purchaser of any material representation, warranty, covenant or agreement contained in this Agreement, or if any material representation or warranty of Purchaser shall have become untrue.

The party desiring to terminate this Agreement pursuant to clause (b), (c) or (d) above shall give written notice of such termination to the other parties hereto.

12.2         Effect of Termination. Except for a termination pursuant to Section 12.1(c)(i), in the event of a proper termination of this Agreement as provided in Section 12.1, this Agreement shall immediately become null and void and there shall be no liability or obligation on the part of the Company and Purchaser or their respective officers, members, managers, directors or affiliates. If this Agreement is terminated by the Purchaser pursuant to Section 12.1(c)(i), then the Company shall pay to Purchaser (by wire transfer of immediately available funds), within two (2) Business Days after such termination, a fee equal to $500,000.

12.3         Liquidated Damages. Each of the parties hereto acknowledges and agrees that significant cost, time and effort has been and will be expended in preparation for the Closing, and that if all conditions to the Closing occur but one party fails to perform its obligations under Sections 9 of this Agreement, the other party would be irreparably damaged, and that the damages incurred by the non-defaulting party could not be accurately estimated or would be very difficult to accurately estimate. Accordingly, each of the parties agrees that if all conditions to the Closing occur, and if: (i) the Company fails to perform its obligations under Section 9 of this Agreement or terminates this Agreement prior to the Closing Date for any reason other than as permitted in Section 12 or as a result of a material breach by the Purchaser, the Company shall be liable to pay the Purchaser the amount of $500,000 as liquidated damages, or (ii) the Purchaser fails to perform its obligations under Section 9 of this Agreement or terminates this Agreement prior to the Closing Date for any reason other than as permitted in Section 12 or as a result of a material breach by the Company, the Purchaser shall be liable to pay the Company the amount of $1,000,000 as liquidated damages. The parties stipulate and agree the amount of liquidated damages specified in the preceding sentence is a reasonable forecast of just compensation to the non-defaulting party, the liquidated damages shall be the non-defaulting or non-terminating party’s sole and exclusive remedy, and upon such payment this Agreement shall terminate.

13	General Provisions.

13.1         Survival of Warranties. The representations and warranties of the Company and Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period of 18 months, and the covenants of the parties shall survive the execution and delivery of this Agreement and the Closing in accordance with their terms.

13.2         Successors and Assigns; No Third-Party Beneficiaries. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. This Agreement does not confer rights or benefits as a third-party beneficiary or otherwise upon any party that is not a party hereto.

13.3         Governing Law; Venue. This Agreement shall be governed by and construed under the internal laws of the State of Texas, without reference to principles of conflict of laws or choice of laws. All parties agree and consent that all disputes, claims and controversies hereunder and interpretation hereof shall be brought in the exclusive forum of the county courts of (a) Dallas-Fort Worth, Texas, if the dispute is initiated by the Company, or (b) Houston, Texas, if the dispute is initiated by Purchaser; and the parties agree not to remove any action from such forum or claim forum non conveniens.

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13.4         Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

13.5         Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

13.6         Notices. All demands, notices, and other communications to be given hereunder, if any, shall be in writing and shall be sufficient for all purposes if personally delivered, sent by facsimile, sent by e-mail to the e-mail address listed below for notices, sent by nationally-recognized courier service with proof of delivery, or if sent by registered or certified United States mail, return receipt requested, postage prepaid, and addressed to the respective party at the postal address set forth below or to such other address or addresses as such party may hereafter designate in writing to the other party as herein provided. The present addresses of the parties hereto are as follows:

Company:

Internet America, Inc.

6210 Rothway Street

Houston, TX 77040

Phone: (713) 968-2500

Fax: (713) 589-3000

Attention: William E. (Billy) Ladin, Jr.

E-Mail: billy@ladin.com

with a copy to:

Ewing & Jones, PLLC

Attention: Randolph Ewing

6363 Woodway, Suite 10000

Houston, Texas 77057

Fax: (713) 590-9610

E-Mail: rewing@ewingjones.com

Purchaser:

AirCanopy Internet Services, Inc.

c/o JAB Wireless, Inc.

400 Inverness Parkway

Suite 330

Englewood, Colorado 80112
Attention: CEO
Fax: (303) 705-6523

E-Mail: jkoo@jabbroadband.com

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with a copy to:

Theresa M. Mehringer, Esq.

Burns Figa & Will, P.C.

6400 S Fiddlers Green Circle, Suite 1000

Greenwood Village, CO 80111

Fax: (303) 796-2777

E-Mail: tmehringer@bfw-law.com

If personally delivered, notice under this Agreement shall be deemed to have been given and received and shall be effective when personally delivered. Notice by facsimile, electronic mail and nationally-recognized courier service shall be deemed to have been given when received. Notice by mail shall be deemed effective and complete two (2) days after deposit in the United States mail.

13.7         No Finder's Fees. Except with respect to The Gulfstar Group, Inc. (the fees of which are the sole responsibility of the Company), each party represents that it neither is nor will be obligated for any finder's or broker's fee or commission in connection with this transaction. Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders' or broker's fee (and any asserted liability) for which Purchaser or any of its officers, partners, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee (and any asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

13.8         Costs, Expenses. Each party to this Agreement shall bear its own fees and expenses (including, without limitation, the fees and expenses of its legal counsel) in connection with the preparation, execution, and delivery of this Agreement and the transfer of the Assets.

13.9         Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Purchaser. Acceptance by any party of any performance less than required hereby shall not be deemed to be a waiver of such party to enforce all of the terms and conditions hereof. No waiver of any such right hereunder shall be binding unless reduced to writing and signed by the party to be charged therewith.

13.10         Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closes to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

13.11         Entire Agreement. This Agreement, together with all exhibits and schedules hereto (including the agreements, documents and instruments referred to herein), constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings duties or obligations between the parties with respect to the subject matter hereof.

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13.12         Further Assurances. From and after the date of this Agreement, upon the request of Purchaser or the Company, the Company and Purchaser shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

13.13         Authorized Execution. Each individual signing below represents and warrants (a) that he or she is authorized to execute this Agreement for and on behalf of the party for whom he or she is signing, (b) that such party shall be bound in all respects hereby, and (c) that such execution presents no conflict with any other agreement of such party.

13.14         Facsimile/PDF Signatures. The parties hereto agree that transmission to the other party of this Agreement with its facsimile or PDF signatures shall bind the party transmitting this Agreement by facsimile or PDF in the same manner as if such party's original signature had been delivered.

13.15         No Partnership. Nothing in this Agreement shall be construed to constitute a partnership between the parties hereto, and the parties expressly agree that no such partnership is intended. No person or entity other than the parties hereto shall have, be deemed to have or claim any third party, direct or indirect rights or claims to this Agreement or the matters described herein.

13.16         Representation by Counsel. Each of the parties acknowledges that they have been represented by legal counsel in the negotiation and execution of this Agreement.

13.17         Assignment. Other than an assignment by Purchaser to an affiliated entity, neither party may directly or indirectly assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other party, which consent may be withheld at the other party’s sole and absolute discretion. Any purported assignment or delegation without such consent shall be null and void.

13.18         Construction. Any rule or provision of law which provides that a contract or agreement shall be construed against the drafter of such contract or agreement shall not apply to this Agreement and the documents contemplated by this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference herein to “including” shall be interpreted as “including without limitation.”

13.19         Business Day. If notification or other action is due on a non-Business Day, such notification or other action shall be due on the next Business Day. “Business Day” means a day other than a Saturday, Sunday, or a day on which banks are authorized by law to be closed in Denver, Colorado.

[Signature Page to Follow]

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In Witness whereof, the parties hereto have executed this Agreement as of the date first written above.

Internet America, Inc.

By:	/s/ William E Ladin Jr.
William E. (Billy) Ladin Jr., CEO

AIRCANOPY INTERNET SERVICES, INC.

By:	/s/ John S. Koo
John S. Koo, CEO and President

Signature Page to Asset Purchase Agreement

Schedules

Schedule 1.1(a)(i)	Subscribers
Schedule 1.1(a)(ii)	Tower Leases and Tower Rights
Schedule 1.1(a)(iii)	Equipment
Schedule 1.1(a)(iv)	Vehicles
Schedule 1.1(a)(v)	IP Assets
Schedule 1.1(a)(vi)	Subscriber A/R
Schedule 1.1(a)(ix)	Real Property
Schedule 1.1(b)	Assumed Liabilities
Schedule 1.1(c)	Excluded Assets
Schedule 2.2(a)	Internet Service Revenue
Schedule 2.2(b)	Recurring Expenses
Schedule 3.3	Contracts and Commitments
Schedule 3.6	Financial Statements
Schedule 3.10	Litigation
Schedule 3.17	Directors and Officers
Schedule 3.18(a)	Licenses
Schedule 11.1	Employees – To be Delivered At Closing